Exhibit 99.33

Form 51–102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1              Name and Address of Company

Grande West Transportation Group Inc.

3168 262nd Street

Aldergrove, BC, V4W 2Z6

Item 2             Dates of Material Change

October 26, 2020

Item 3              News Release

A news release relating to the material change was disseminated by Access Wire on October 26, 2020. The news release has also been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available at www.sedar.com.

Item 4              Summary of Material Change

Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) announced that it has renewed its $20,000,000 credit facility (“Credit Facility”). The Company also granted DUSs.

Item 5              Full Description of Material Change

Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) announced that that it has renewed its $20,000,000 credit facility (“Credit Facility”).

The Royal Bank of Canada (TSX: RY) is providing a three-year revolving Credit Facility, based on the value of the Company’s assets, for up to $20,000,000, to be used for ongoing working capital requirements. Loans under the Credit Facility bear interest at a rate equal to a Canadian prime rate or bankers’ acceptance rate for loans denominated in Canadian dollars and, LIBOR or a U.S. prime rate for loans denominated in U.S. dollars, plus an applicable margin to those rates.

There are certain financial covenants under the Credit Facility that must be maintained. Specifically, the Company must maintain a fixed charge coverage ratio greater than 1.1 to 1 if the Company borrows over 75% of the available facility.

The Company also announces that certain Eligible Directors have requested that their respective director’s remuneration for the calendar year 2020 be paid in Deferred Share Units (DSUs) and accordingly, The Company has granted 28,580 DSUs in connection with directors remuneration for Q3.

In order to accommodate the grant of DSUs for calendar 2020, the Company must increase the number of common shares available under its DSU Plan from 200,000 common shares to 500,000 common shares. The grant of DSUs referred to above are subject to TSX Venture Exchange and shareholder approval to the increase of the DSU Plan.

Item 6              Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7              Omitted Information

Not Applicable

Item 8              Executive Officer

Danial Buckle, CFO

604-607-4000

Item 9              Date of Report

October 28, 2020.

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